Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Global Government Enhanced Income Fund
333-133464
811-21893

An annual meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment Management Agreement, and to ratify the selection of PricewaterhouseCoopers LLP as the funds independent registered public accounting firm.

Voting results for the new investment management agreement are as follows:

To approve a new
 investment
management
agreement
 Common Shares

   For

                       4,225,754

   Against

                          102,370

   Abstain
                          153,282

   Broker Non-
Votes

                       1,364,406

      Total

                       5,845,812




Proxy materials are herein incorporated by reference to the SEC filing on August 27, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 013082